UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)	[_]
			(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	43,649,230 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	43,649,230 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		43,649,230 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		92.4%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 4,222,223 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) which Jelco Delta Holding Corp. ("Jelco") may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)	[_]
			(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	853,434

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	853,434

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		853,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		4.4%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)	[_]
			(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	44,502,664 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	44,502,664 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person			44,502,664 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		94.2%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Claudia Restis may be deemed to beneficially own 43,649,230 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760129

INTRODUCTION

This Amendment No. 6 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership by certain Reporting Persons as a result of the Fifth, Sixth and Seventh Amendments (as defined in Item 3) to the Convertible Promissory Note (as defined in Item 3).

ITEM 1.   Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.

ITEM 2.   Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business

Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy

(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.

(d) – (e)  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D
CUSIP No.	Y 73760129

ITEM 3.   Source and Amount of Funds or Other Consideration.

On April 21, 2016, the Issuer and Jelco entered into an amendment (the "Fifth Amendment," a copy of which is attached hereto as Exhibit A and the terms of which are incorporated by reference) to the revolving convertible promissory note issued by the Issuer to Jelco, dated September 7, 2015, as amended prior to April 21, 2016 (the "Convertible Promissory Note"), to increase the maximum principal amount available to be drawn under the Convertible Promissory Note from $16,265,000 to $17,665,000.

On May 17, 2016, the Issuer and Jelco entered into an amendment (the "Sixth Amendment," a copy of which is attached hereto as Exhibit B and the terms of which are incorporated by reference) to the Convertible Promissory Note, to increase the maximum principal amount available to be drawn under the Convertible Promissory Note from $17,665,000 to $18,665,000 and to increase the amount by which the Applicable Limit (as defined therein) is reduced from $2,500,000 to $2,750,000.

On June 16, 2016, the Issuer and Jelco entered into an amendment (the "Seventh Amendment," a copy of which is attached hereto as Exhibit C and the terms of which are incorporated by reference) to the Convertible Promissory Note, to increase the maximum principal amount available to be drawn under the Convertible Promissory Note from $18,665,000 to $21,165,000 and to increase the amount by which the Applicable Limit (as defined therein) is reduced from $2,750,000 to $3,100,000 (the Convertible Promissory Note as so amended by the Fifth, Sixth and Seventh Amendments, the "Seventh Amended Convertible Promissory Note").  Pursuant to the Seventh Amended Convertible Promissory Note, the outstanding principal amount of the Seventh Amended Convertible Promissory Note is convertible into shares of Common Stock at any time at Jelco's option at a conversion price of $0.90 per share.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on March 14, 2016.

ITEM 4.   Purpose of Transaction.

There are no material changes from the Schedule 13D/A filed with the Commission on March 14, 2016.

Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 19,514,410 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting			Dispositive
		Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	92.4%	0	$43,649,230	(1)	0	$43,649,230	(1)
Comet Shipholding Inc.	4.4%	0	853,434		0	853,434
Claudia Restis	94.2%	0	44,502,664	(1)(2)	0	44,502,664	(1)(2)

(1)
Includes (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

(2)
Claudia Restis may be deemed to beneficially own 43,649,230 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary.

Schedule 13D
CUSIP No.	Y 73760129

(c) Except as set forth above, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) N/A

(e) N/A

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 3 hereto, no material change from the Schedule 13D/A filed with the Commission on March 14, 2016.

ITEM 7.   Materials to be Filed as Exhibits.

Exhibit A	Fifth Amendment to Revolving Convertible Promissory Note, dated April 21, 2016.
Exhibit B	Sixth Amendment to Revolving Convertible Promissory Note, dated May 17, 2016.
Exhibit C	Seventh Amendment to Revolving Convertible Promissory Note, dated June 16, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2016

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit A

FIFTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This FIFTH AMENDMENT (this "Fifth Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016 and as further amended by a Fourth Amendment to the Note dated as of March 7, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on April 21, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $16,265,000 to $17,665,000;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof seventeen million six hundred sixty five thousand Dollars ($17,665,000) and being reduced by two million five hundred thousand Dollars ($2,500,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6            "Note" means a revolving note in the principal amount of up seventeen million six hundred sixty five thousand Dollars ($17,665,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$16,265,000" is deleted and replaced with "$17,665,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Fifth Amendment.

(E)	Counterparts; Effectiveness. This Fifth Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Fifth Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS FIFTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:     /s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:  /s/ Alastair B. Macdonald
Name: Alastair B. Macdonald
Title: President

Exhibit B

SIXTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This SIXTH AMENDMENT (this "Sixth Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016, further amended by a Fourth Amendment to the Note dated as of March 7, 2016 and as further amended by a Fifth Amendment to the Note as of April 21, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on May 17, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $17,665,000 to $18,665,000 and further increase the amount by which the Applicable Limit is being reduced from $2,500,000 to $2,750,000.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof eighteen million six hundred sixty five thousand Dollars ($18,665,000) and being reduced by two million seven hundred fifty thousand Dollars ($2,750,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6            "Note" means a revolving note in the principal amount of up eighteen million six hundred sixty five thousand Dollars ($18,665,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$17,665,000" is deleted and replaced with "$18,665,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Sixth Amendment.

(E)	Counterparts; Effectiveness. This Sixth Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Sixth Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS SIXTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:  /s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:  /s/ Alastair B. Macdonald
Name: Alastair B. Macdonald
Title: President

Exhibit C

SEVENTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This SEVENTH AMENDMENT (this "Seventh Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016, further amended by a Fourth Amendment to the Note dated as of March 7, 2016, further amended by a Fifth Amendment to the Note as of April 21, 2016 and as further amended by a Sixth Amendment to the Note as of May 17, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on June 16, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $18,665,000 to $21,165,000 and further increase the amount by which the Applicable Limit is being reduced from $2,750,000 to $3,100,000.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof twenty one million one hundred sixty five thousand Dollars ($21,165,000) and being reduced by three million one hundred thousand Dollars ($3,100,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6            "Note" means a revolving note in the principal amount of up twenty one million one hundred sixty five thousand Dollars ($21,165,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$18,665,000" is deleted and replaced with "$21,165,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Seventh Amendment.

(E)	Counterparts; Effectiveness. This Seventh Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Seventh Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS SEVENTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:  /s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:  /s/ Alastair B. Macdonald
Name: Alastair B. Macdonald
Title: President